Filed pursuant to Rule  433
Registration Statement No. 333-140456

TOTAL RETURN INDEX LINKED NOTE
Linked to the S&P Diversified Trends Indicator Modified Total Return

Final Term Sheet: January 9, 2008
Principal on the note is not protected and you may lose up to all of your investment.

Issuer:	Eksportfinans ASA

Index:	S&P Diversified Trends Indicator Modified Total Return (S&P DTI Modified TR)

Modified Index Sponsor:	Goldman, Sachs & Co.

Issue Price:	100% of face amount

Face Amount:	$1,000 per each Note; $22 million in aggregate

Underwriting Fee:	0.25%

Net Proceeds:	99.75%

Trade Date:	January 9, 2008

Original Issue Date
(Settlement Date):	January 16, 2008

Stated Maturity Date:	January 26, 2009, unless that day is not a business day, in which case the Stated Maturity Date will be the next following business day. If the fifth business day before the Stated Maturity Date is not the Determination Date, then the Stated Maturity Date will be the fifth business day after the Determination Date. If an Index End Early Event (as defined below) shall have occurred or an Early Repurchase (as defined below) shall have been designated in accordance with the terms of the Note, the relevant maturity date shall be the Early Redemption Maturity Date (as defined below).

Base Rate:	(i) If the applicable Interest Period begins on the Settlement Date: the Initial Base Rate.

(ii) If the applicable Interest Period (1) does not begin on the Settlement Date and (2) does not end on the day before the Stated Maturity Date: three-month USD LIBOR, as it appears on Moneyline Telerate Page 3750 (or any successor or replacement page thereof), as of 11:00 a.m. London time, as determined on the Interest Determination Date.

(iii) If the applicable Interest Period ends on the day before the Stated Maturity Date: a rate that the Calculation Agent

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will determine by interpolating between (1) the USD LIBOR of longest maturity that is less than or equal to the length of the applicable Interest Period, and (2) the USD LIBOR of shortest maturity that is greater than or equal to the length of the applicable Interest Period, in both cases as they appear on Moneyline Telerate Page 3750 (or any successor or replacement page thereof), as of 11:00 a.m. London time, as determined on the Interest Determination Date. For the avoidance of doubt, the Base Rate will not be re-evaluated even if the Stated Maturity Date is postponed due to a Market Disruption at the end of the Interest Period.

Initial Base Rate:	TBD% (equal to the three-month USD LIBOR, as it appears on Moneyline Telerate Page 3750 (or any successor or replacement page thereof), as of 11:00 a.m. London time, as determined on the second London Banking Day prior to the Settlement Date)

Interest Determination Date:	The second London Banking Day prior to each Interest Reset Date.

Interest Period:	The period from (and including) the Settlement Date, or the last date to which interest has been paid or made available for payment, to (but excluding) the immediately following Interest Payment Date.

Spread:	0.30%

Interest Factor:	BASE RATE + SPREAD	, subject to a minimum of 0.00%.
360

Accrued Interest Factor:	The sum of the Interest Factors calculated for each day during the applicable Interest Period.

Interest:	For each Interest Period, the interest payable to the holder on the Interest Payment Date immediately following the Interest Period will equal:

(i) If the Interest Period does not end on the day before the Early Redemption Maturity Date:

FACE AMOUNT * ACCRUED INTEREST FACTOR

(ii) If the Interest Period ends on the day before the Early Redemption Maturity Date:

FIDF * FACE AMOUNT * ACCRUED INTEREST FACTOR

Interest Reset Date:	Quarterly, starting 3 months after the Settlement Date: April 16, 2008, July 16, 2008, and October 16 2008; provided that if any such day is not a business day, then the Interest Reset Date will be the next succeeding business day, unless that succeeding business day would fall in the next calendar

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month, in which case such Interest Reset Date will be the immediately preceding business day.

Interest Payment Date:	Quarterly, starting 3 months after the Settlement Date April 16, 2008, July 16, 2008, and October 16 2008 and the Stated Maturity Date; provided that any such day that is subsequent to the Early Redemption Maturity Date shall not be an Interest Payment Date, and the Early Redemption Maturity Date shall instead be the last Interest Payment Date; provided, further, that if any such day is not a business day, then the Interest Payment Date will be the next succeeding business day, unless that succeeding business day would fall in the next calendar month, in which case such Interest Payment Date will be the immediately preceding business day.

Factor:	3.0

TBill Interest Rate Designated
Maturity:	3 months

TBill Auction High Rate
for Each Date:	The USD-TBill Auction High Rate published at the most recent Auction Date prior to that day.

TBill Calculation Period:	From but excluding the Settlement Date, up to and including the Stated Maturity Date.

TBill Interest Rate Reset Date:	Each day in the Calculation Period on which U.S. Treasury Bills of the TBill Interest Rate Designated Maturity are auctioned.

TBill Interest Rate Option:	USD-TBILL Auction High Rate

Where:

“USD-TBILL Auction High Rate” means that the rate for a TBill Interest Rate Reset Date on which United States Treasury Bills are auctioned will be the rate for that day which appears on the Telerate Page 56 (or any official successor thereto) under the heading “HIGH RATE”

Amount Payable on the
Stated Maturity Date:	On the Stated Maturity Date, in addition to the interest payment, if any, you will receive an amount, if any, in cash equal to:

FACE AMOUNT + FINAL COMMODITY AMOUNT - FINAL TBILL AMOUNT -FINAL FEE AMOUNT

but not less than 0

Final Commodity Amount:	FACE AMOUNT * FACTOR * (	FINAL INDEX LEVEL	- 1)
INITIAL INDEX LEVEL

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Final TBill Amount:	size * factor * realized tbill amount

Realized TBill Amount:	Equal to (1+Daily TBill Return) for each calendar day in the TBill Calculation Period, minus 1,

where:

(1+Daily TBill Return) equals (1-91/360×rd-1) to the power of (-1/91) and d means each calendar day in the Calculation Period and rd is the TBill Auction High Rate for day d as defined above.

In formulaic terms the Realized TBill Amount equals

If on the Calculation Date in the TBill Calculation Period United States Treasury Bills of the TBill Interest Rate Designated Maturity have been auctioned on a TBill Interest Rate Reset Date during the TBill Calculation Period but such rate for such TBill Interest Rate Reset Date does not appear on Telerate Page 56 (or any official successor page thereto), the rate for that TBill Interest Rate Reset Date will be the Bond Equivalent Yield of the rate set forth in H.15 Daily Update (or any official successor page thereto), or such other recognized electronic source used for the purpose of displaying such rate, for that day in respect of the Designated Maturity under the caption “U.S. Government Securities/Treasury bills/Auction high” converted by the Calculation Agent in a commercially reasonable manner to bank discount basis such that it is expressed in the same manner as the High Auction Rate.”

If on the Calculation Date in the TBill Calculation Period United States Treasury Bills of the TBill Interest Rate Designated Maturity have been auctioned on a TBill Interest Rate Reset Date during the TBill Calculation Period but such rate for such TBill Interest Rate Reset Date does not appear on Telerate Page 56 (or any official successor page thereto) and such rate is not set forth in the H.15 Daily Update in respect of the TBill Interest Rate Designated Maturity under the caption “U.S. Government securities/Treasury bills/Auction high” or another recognized electronic source, the rate for that TBill Interest Rate Reset Date will be the Bond Equivalent Yield of the auction rate for those Treasury Bills as announced by the United States Department of Treasury, converted by the Calculation Agent in a commercially reasonable manner to bank discount basis

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such that it is expressed in the same manner as the High Auction Rate.

If the United States Treasury Bills of the TBill Interest Rate Designated Maturity are not auctioned during any period of seven consecutive calendar days ending on a Friday and a TBill Interest Rate Reset Date would have occurred if such Treasury Bills had been auctioned during that seven-day period, a TBill Interest Rate Reset Date will be deemed to have occurred on the day during that seven-day period on which such Treasury Bills would have been auctioned in accordance with the usual practices of the United States Department of Treasury, and the rate for that TBill Interest Rate Reset Date will be determined as if the parties had specified “USD-TBILL-Secondary Market” as the applicable TBill Interest Rate Option.

Final Fee Amount:	FACE AMOUNT * FACTOR * FEE *	FINAL FEE DAYS
365

If the Final Index Level is less than the Initial Index Level, the amount payable on the Stated Maturity Date will be less than the Face Amount and may be zero.

If an Early Repurchase shall have been designated or an Index End Early Event shall have occurred in accordance with the terms of the Note, the amount payable on the resulting Early Redemption Maturity Date shall be determined as set forth in the relevant sections below.

Initial Index Level:	1483.756

Final Index Level:	The closing level of the Index as determined on the Determination Date.

Annual Fee (“Fee”):	1.50% per annum (paid on an Actual/365 day basis)

Determination Date:	January 16, 2009, five business days prior to January 26, 2009 provided, however, that if such day is not a Trading Day or if a market disruption occurs or is continuing on such date, then the Determination Date shall be the next Trading Day on which no market disruption occurs or is continuing provided, however, that in any event the Determination Date will be no later than January 26, 2009 (or, if such day is not a business day, the business day immediately following January 26, 2009), in which case the Calculation Agent shall make all required calculations in a manner described in the prospectus supplement.

Final Fee Days:	The total number of days from (but excluding) the Trade Date up to (and including) the Determination Date.

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Index End Early Event:	If on any Trading Day prior to the fifth business day prior to January 26, 2009, the Index settles at or below 1261.193 (85% of Initial Index Level) (the occurrence of such event herein referred to as an “Index End Early Event”), this Note shall automatically be redeemed in accordance with the methodology and formulae applicable upon an Early Repurchase as set forth below. Upon occurrence of an Index End Early Event, notice will be given to the DTC in a manner described in the accompanying prospectus.

Notice of Early Repurchase:	The holder has the option to repurchase this Note (in whole only, if such holder owns the full outstanding Face Amount of the issuance) prior to the fifth business day prior to January 26, 2009 (an “Early Repurchase”) for the amount set forth below. Notice of Early Redemption must be given on a business day, in writing, to the Trustee, the Calculation Agent and the Issuer in accordance with procedures to be specified in the prospectus supplement, it being understood that such notice may be provided by facsimile so long as a prompt written confirmation thereof is physically delivered in accordance with procedures to be specified in the prospectus supplement. Once given, the Notice of Early Repurchase is irrevocable.

Amount Payable upon
Early Repurchase or Index End Early Event:	On the Early Repurchase Maturity Date, in addition to the interest payment, if any, you will receive an amount, if any, in cash equal to:

face amount + early commodity amount - early tbill amount - early fee amount but not less than 0.

OTHER TERMS AND DEFINITIONS

Market Disruption Provision:	In the event a Market Disruption has occurred on the day that would otherwise be the Determination Date, the Early Repurchase Determination Date or the Index End Early Determination Date (each, a relevant determination date), then the relevant determination date will be postponed to next Trading Day on which no market disruption occurs or is continuing, provided, however, that in any event the relevant determination date will be no later than the fifth business day after the originally scheduled date. If a relevant determination date has been postponed as described in the immediately preceding sentence, the Final Index Level or the Early Index Level, as applicable, will be determined by the Calculation Agent as follows:

(i) With respect to each futures contract included in the Index which is not affected by the Market Disruption, the Final Index Level or the Early Index Level, as applicable, will be based on the official settlement price of such contract as

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published by the exchange on which it is traded (the “Settlement Price”) on the originally scheduled date.

(ii) With respect to each futures contract included in the Index which is affected by the Market Disruption, the Final Index Level or the Early Index Level, as applicable, will be based on the Settlement Price (defined below) of each such contract on the first Trading Day immediately following the originally scheduled date on which no Market Disruption is occurring with respect to such contract; unless such Market Disruption continues with respect to any such contract for more than five business days, in which event the price of each such contract to be used in calculating the Final Index Level or the Early Index Level, as applicable, shall be determined by the Calculation Agent on the fifth business day following the originally scheduled date.

(iii) The Calculation Agent shall determine the Final Index Level or the Early Index Level, as applicable, by reference to the Settlement Prices or other prices determined in clauses (i) and (ii), above, using the then-current method for calculating the Index.

Market Disruption:	Market Disruption means the occurrence on any date or any number of consecutive days of any one or more of the following circumstances:

(i) A material limitation, suspension, or disruption of trading in one or more futures contracts included in the Index which results in a failure by the exchange on which each applicable futures contact is traded to report a Settlement Price for such contract on the day on which such event occurs or any succeeding day on which it continues.

(ii) The Settlement Price for any futures contract included in the Index is a “limit price”, which means that the Settlement Price for such contract for a day has increased or decreased from the previous day’s Settlement Price by the maximum amount permitted under applicable exchange rules.

(iii) Failure by the applicable exchange or other price source to announce or publish the Settlement Price for any futures contract included in the Index.

Trading Day:	For the purposes of this confirmation, “Trading Day” means a day when

1) The Index Sponsor is open for business and the S&P DTI TR is calculated and published by the Index Sponsor;

2) The Calculation Agent in London is open for business; and

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3) All trading facilities on which contracts are traded for the underliers included in the S&P DTI TR are open for trading.

Early Repurchase
Determination Date:	Any Trading Day prior to the fifth business day prior to January 26, 2009 provided Notice of Early Repurchase is delivered by 9:00 a.m., New York time on such day; otherwise, the Early Repurchase Determination Date shall be the immediately succeeding Trading Day.

Index End Early
Determination Date:	The Trading Day immediately following the day on which the Index End Early Event occurs.

Early Redemption
Maturity Date:	If an Index End Early Event shall have occurred, then the Early Redemption Maturity Date shall be the fifth business day following the Index End Early Determination Date; and,

If an Early Repurchase shall have been designated, then the Early Redemption Maturity Date shall be the fifth business day following the Early Repurchase Determination Date,

subject in each case to a delayed maturity (in the event of Market Disruption) where the maturity date shall be fifth business day following the day on which a Settlement Price is obtained or a price is otherwise determined as set forth under the Market Disruption Provision.

Early Commodity Amount:

CDF * FACE AMOUNT * FACTOR * (	EARLY INDEX LEVEL * TBILL FACTOR	- 1)
INITIAL INDEX LEVEL

Early Index Level:	The closing level of the Index (as determined on the Early Repurchase Determination Date or Index End Early Determination Date, as the case may be).

Commodity Discount Factor (“CDF”):

1
1 + (CDF LIBOR *	COMMODITY DAYS REMAINING	)
360

Commodity Discount Factor LIBOR
(“CDF LIBOR”):	The rate for deposits in U.S. Dollars for a period (the “Commodity Designated Maturity”) equal to Commodity Days Remaining (interpolated, if necessary, and subject to a minimum designated maturity of 1 month) which appears on the Moneyline Telerate Page 3750 (or any successor or replacement page thereof) as of 11:00 a.m., London time, on the Early Redemption Determination Date or Index End Early Determination Date, as the case may be. If such rate does not appear on the Moneyline Telerate Page 3750 (or

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any successor or replacement page thereof), LIBOR shall be determined by the Calculation Agent.

London Banking Days:	Any day on which dealings in deposits in United States dollars are transacted in the London interbank market.

Commodity Days Remaining:	The number of days from (but excluding) the Early Index Level Date up to (and including) January 16, 2009.

Fixed Income Discount Factor (“FIDF”):

1
1 + (FIDF LIBOR *	FIXED INCOME DAYS REMAINING	)
360

Fixed Income Discount Factor LIBOR
(“FIDF LIBOR”):	The rate for deposits in U.S. Dollars for a period (the “Fixed Income Designated Maturity”) equal to Fixed Income Days Remaining (interpolated, if necessary, and subject to a minimum designated maturity of 1 month) which appears on the Moneyline Telerate Page 3750 (or any successor or replacement page thereof) as of 11:00 a.m., London time, on the Early Repurchase Determination Date or Index End Early Determination Date, as the case may be. If such rate does not appear on the Moneyline Telerate Page 3750 (or any successor or replacement page thereof), LIBOR shall be determined by the Calculation Agent.

Fixed Income Days Remaining:	The number of days from (but excluding) the Early Redemption Maturity Date up to (and including) the earlier of the next Interest Reset Date and December 22, 2008.

Early TBill Amount:	cdf * size * factor * historic tbill amount * tbill factor

Historic TBill Amount:	The Realized TBill Amount, with a Calculation Period from the Trade Date to the Early Repurchase Determination Date or the Index End Early Determination Date, as the case may be.

TBill Factor:	The projected Realized TBill Amount from the Early Repurchase Determination Date or the Index End Early Determination Date, as the case may be, to the Determination Date, calculated by the Calculation Agent in a commercially reasonable manner intended to reflect the fair economic value to both parties.

Early Fee:	FACE AMOUNT * FACTOR * FEE *	FINAL FEE DAYS
365

Early Fee Days:	The total number of days from and excluding the Trade Date up to but including Index End Early Determination Date.

No Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system.

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Calculation Agent:	Goldman Sachs International

Business Days:	London & New York

Business Day Convention:	Modified Following (Unadjusted)

Dealer:	Goldman, Sachs & Co.

Documentation:	According to the Issuer’s US MTN Programme
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.
All material herein, including the summarized Terms and Conditions of the Notes, is for discussion purposes only.

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